DeMint Law, PLLC

3753 Howard Hughes Parkway	Telephone:	(702) 586-6436
Suite 200, #314	Facsimile:	(702) 442-7995
Las Vegas, Nevada 89169	email:	anthony@demintlaw.com

March 19, 2010

Tracey McNeil
United States
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:	EnerJex Resources, Inc. Registration Statement on Form S-1 Filed on December 9, 2009 Registration No. 333-163611

Dear Ms. McNeil:

Pursuant to your telephone message dated March 18, 2009, I am, on behalf of EnerJex Resources, Inc. (the “Registrant”), hereby requesting acceleration of effectiveness of the above referenced Registration Statement on Form S-1 in accordance with Rule 461 under the Securities Act of 1933.  We are requesting effectiveness as of 9:00 A.M. EST on Wednesday, March 24, 2010.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, the registrant acknowledges that:

•	the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert the Commission’s action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information to grant effectiveness, please advise.

Please notify me upon effectiveness of the Registration via fax at (702) 442-7995.

Thank you for your assistance.

Sincerely,

/s/ Anthony N. DeMint

DeMint Law, PLLC
On behalf of
EnerJex Resources, Inc.

cc:	Steve Cochennet, CEO Deirdre P. Jones, CFO EnerJex Resources, Inc.